Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Israeli Institutional Investors Pre-Offer Undertakings

Hadera, Israel, July 13, 2008 –Hadera Paper Ltd. (the “Company”, formerly, American Israeli Paper Mills Ltd.) (AMEX:AIP) held on July 10, 2008, an auction for Israeli institutional investors, as part of the contemplated public offering in Israel of two new series of debentures pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008.

At the auction, the Israeli institutional investors undertook to purchase debentures in the aggregate principal amount of NIS 800 million (approximately US$ 237 million), approximately five times higher than the original contemplated offering size.

Based on the results of the auction, on July 10, 2008, the company’s board of directors resolved to increase the size of the contemplated offering to up to approximately NIS 308 million (approximately US$ 91 million), with approximately NIS 187 million (approximately US$ 55 million) series 3 debentures and approximately NIS 121 million (approximately US$ 36 million) series 4 debentures.

The results of the auction are as follows:

1.	In respect to the series 3 debentures (linked to the Consumer Price Index), with a term of 5.2 years, the company has received undertakings from Israeli institutional investors of approximately NIS 150 million in the aggregate (approximately US$ 45 million) bearing an interest rate of 4.7%. The issuance to the Israeli institutional investors is expected to be at a rate of 39% of their total undertakings.

2.	In respect to the series 4 debentures (not linked), with a term of 3.8 years, the company has received undertakings from Israeli institutional investors of approximately NIS 96.5 million in the aggregate (approximately US$ 28.5 million) bearing an interest rate of 7.45%. The issuance to the Israeli institutional investors is expected to be at a rate of 100% of their total undertakings.

The debentures to be offered as part of the public offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that the Company will complete the public offering of the debentures, or that it will raise all or part of the proceeds, as set forth in this release.

Forward looking statements in this release involve a number of risks and uncertainties. These forward looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about the company and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially.

The forward-looking statements are made as of this date and the company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may otherwise be required by applicable law. A more complete discussion of risks and uncertainties which may affect the accuracy of these statements and the company’s business generally is included in the Company’s most recent Annual Report on Form 20-F as filed by the company with the Securities and Exchange Commission.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il